Exhibit 99.1

QYOU Media Reports All Time Record Quarterly Revenue

Q3 2022 Revenue of $7.2 Million Represents Quarterly YOY
Growth of 53% -- Adjusted EBITDA
Improvement of 42%

 Annual Revenue Growth For FY 2022 of 156%

TORONTO, MUMBAI and LOS ANGELES, Nov. 29, 2022 /CNW/ - QYOU Media Inc., (TSXV: QYOU) (OTCQB: QYOUF) a company operating in India and the United States producing and distributing content created by social media stars and digital content creators,  is reporting financial results for the quarter ended September 30, 2022. Highlights include as follows:

  Record Breaking Quarterly and YOY Revenue Growth: For the three months ended September 30, 2022 revenue was $7.24 million representing a year over year increase of 53% and the highest quarterly revenue mark in company history. Annual revenue for FY 2022 to date has increased by $11,813,688 or 156%.
	Q1	Q2	Q3	Q4
2021	$208K	$2.6M	$4.7M	$5.6M
2022	$5.2M	$6.8M	$7.2M	-

  Improved Adjusted EBITDA*: For the three months ended September 30, 2022 compared to the same period prior year, adjusted EBITDA loss was $708,016 representing an EBITDA improvement of $514,396 or 42% driven by the revenue growth offset by higher operating expenses related to the launch of four new channels.
  Net Loss: Net loss for the quarter is $2,117,677, a decrease of $234,620 or 10% driven by revenue growth across all business units and expansion of the business in India, offset by the launch of new channels and programming. In addition to the Adjusted EBITDA loss, the Net Loss includes non-cash or non-recurring expenses of $1,535,705.
  Cash Balance: The Company concluded the three months ended September 30, 2022 with cash of $3,077,769 (compared to June 30, 2022 cash of $4,181,414). Cash used in operating activities in Q3 2022 was $808,754 compared to $810,975 in the prior quarter. The decrease is primarily driven by the improved Adjusted EBITDA, collection of trade receivables offset by higher cash used on trade payables and development and launching of new business initiatives.

QYOU Media CEO and Co-Founder, Curt Marvis commented, "We continue to be gratified with the outstanding growth across all business units and more importantly the improved Adjusted EBITDA results. We are driving to become cash flow positive across all operating business units by the end of Q2 2023.  Our recent financing was executed to support growth in 2023. We look to monetize the four new channels launched in 2022, drive increasing influencer marketing revenue in both India and the US and leverage our recently announced acquisition of mobile video gaming developer Maxamtech to drive our recently launched QPLAY app which is our first move into the massive direct-to-consumer opportunity.  We are more bullish than ever on the positioning and capability of QYOU Media to deliver increasing shareholder value as we build a next gen media company and brand in India and the US that leverages the heartbeat of what social media and social video are all about."

Note on Adjusted EBITDA:

To supplement our consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS"), we present Earnings Before Interest Tax Depreciation and Amortization ("Adjusted EBITDA") which is a non-IFRS financial measure. The presentation of non-IFRS financial measurement are not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of cash flows or liquidity.

We define earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") as revenue minus operating expenses excluding non-cash and or non-recurring operating expenses of stock-based compensation, marketing credits, depreciation and amortization (interest and taxes are not included in the Company's operating expenses). Adjusted EBITDA is used as an internal measure to evaluate the performance of our operating segments. We believe that information about this non-IFRS financial measure assists investors by allowing them to evaluate changes in operating results of our business separate from non-operational factors that affect operating income (loss) and net income (loss), thus providing insights into both operations and other factors that affect reported results. A limitation of the use of Adjusted EBITDA as a performance measure is that it does not reflect the periodic costs of certain amortizing assets used in generating revenue in our business. Furthermore, this measure may vary among companies; thus Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws. Words such as "expects'', "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. The forward-looking statements contained herein may include, but are not limited to, information concerning the completion of future investments, the approval of the Exchange of the investments, the approval of the Reserve Bank of India of future investments, the expected use of proceeds from the investment, and statements relating to the business and future activities of QYOU. These forward-looking statements are based on QYOU's current projections and expectations about future events and other factors management believes are appropriate. Although QYOU believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the offering and the closing thereof will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond QYOU's control. Additional risks and uncertainties regarding QYOU are described in its publicly-available disclosure documents, filed by QYOU on SEDAR (www.sedar.com) except as updated herein. The forward-looking statements contained in this news release represent QYOU's expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. QYOU undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE QYOU Media Inc.

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%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), Or 407-491-4498, QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 16:10e 29-NOV-22